

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

GFI Securities LLC
December 31, 2025
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/25___ AND ENDING ___12/31/25___
                                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GFI Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
 55 Water Street

	(No. and Street)	
New York	New York	10041
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING
 Jason Hauf   212-294-7849   Jason.Hauf@bgcpartners.com

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
 Ernst & Young LLP

(Name – if individual, state last, first, and middle name)

One Manhattan West, 401 9th Avenue	New York	New York	10001
(Address)	(City)	(State)	(Zip Code)
10/20/2003		42	

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

**FOR OFFICIAL USE
ONLY**

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.
   See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

AFFIRMATION

I, Jason Hauf, affirm that, to the best of my knowledge and belief, the accompanying consolidated statement of financial condition pertaining to GFI Securities LLC (the "Company"), as of December 31, 2025, is true and correct. I further affirm that neither the Company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Jason W. Hauf
Chief Financial Officer

This filing** contains (check all applicable boxes):

☑ Consolidated Statement of Financial Condition.

☑ Notes to Consolidated Statement of Financial Condition.

☐ Consolidated Statement of Operations.

☐ Consolidated Statement of Cash Flows.

☐ Consolidated Statement of Comprehensive Income.

☐ Consolidated Statement of Changes in Members' Interest.

☐ Statement of Changes in Subordinated Borrowings.

☐ Notes to Consolidated Financial Statements.

☐ Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ Computation of tangible net worth under 17 CFR 240.18a-2.

☐ Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☑ Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ Independent public accountant's report based on an examination of the statement of financial condition.

☐ Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ Other: _____

☐ A copy of the SIPC Supplemental Report.

☐ Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) under the Commodity Exchange Act.

☐ Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7.

☐ Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by CFTC Regulation 1.16.



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
ey.com

Report of Independent Registered Public Accounting Firm

To the Members and Officers of GFI Securities LLC

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of GFI Securities LLC (the Company) as of December 31, 2025 and the related notes (the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2015.

March 2, 2026

GFI Securities LLC

Consolidated Statement of Financial Condition

December 31, 2025

(In Thousands)

Assets

Cash and cash equivalents	$	33,398
Financial instruments owned, at fair value		29,960
Receivables from clearing brokers		19,531
Accrued commissions receivable, net		11,799
Loans and other receivables from employees, net		7,082
Other assets		1,278
Total assets	$	103,048

Liabilities and Members' Interest

Accrued compensation	22,370
Payables to related parties	14,640
Accounts payable and accrued liabilities	2,483
Total liabilities	39,493

Commitments and contingencies (Note 3)

Members' interest:		
Controlling interest		63,341
Non-controlling interest		214
Total members' interest		63,555
Total liabilities and members' interest	$	103,048

See notes to consolidated statement of financial condition

GFI Securities LLC

Notes to Consolidated Statement of Financial Condition

December 31, 2025

(In Thousands)

1. General and Summary of Significant Accounting Policies

Description of Business – GFI Securities LLC ("GFIS") (collectively with its subsidiaries the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"), an Independent Introducing Broker ("IB") with the National Futures Association ("NFA") and the Commodity Futures Trading Commission ("CFTC") and member of the Securities Investor Protection Corporation ("SIPC"). The Company provides brokerage services for securities and over-the-counter ("OTC") derivative contracts to broker-dealers and other financial institutions. The Company introduces trades to various clearing firms on a fully disclosed basis. The Company also engages in proprietary trading for the Company's own account.

The Company is a Limited Liability Company which operates out of New York and an indirect, wholly-owned subsidiary of BGC Group, Inc. ("BGC"), which is a subsidiary of Cantor Fitzgerald, L.P. ("Cantor").

As of December 31, 2025, the Company owns approximately 95% of GFI Exchange Colombia S.A. and GFI Securities Colombia S.A., which are licensed and regulated by the Superintendencia Financiera de Colombia. The remaining interests are owned by other subsidiaries of BGC and represent the noncontrolling interest in the Company's Consolidated Statement of Financial Condition. All intercompany accounts and transactions have been eliminated.

Basis of Presentation – The Company's Consolidated Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates – Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities, and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the Consolidated Statement of Financial Condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the Company's Consolidated Statement of Financial Condition.

Cash and Cash Equivalents – The Company considers all highly liquid investments with maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

Receivables from Clearing Brokers – Receivables from clearing brokers primarily represent cash deposits with various clearing brokers to conduct ongoing clearance activities.

Financial Assets and Liabilities – In accordance with the guidance in Accounting Standards Codification ("ASC") 820-10, *Fair Value Measurements* ("ASC 820"), the Company estimates fair values of financial instruments, such as derivative instruments, using relevant market information and other assumptions. ASC 820 defines fair value as the price received to sell an asset or paid to

transfer a liability in an orderly transaction between market participants at the measurement date and further expands disclosures about such fair value measurements. Fair value estimates involve uncertainties and matters of significant judgment in interpreting market data and, accordingly, changes in assumptions or in market conditions could adversely affect the estimates. The Company also discloses the fair value of its financial instruments in accordance with the fair value hierarchy as set forth by ASC 820.

The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 measurements – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 measurements – Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

- Level 3 measurements – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

As of December 31, 2025, the Company held $29,960 in U.S. Government debt securities which were classified as Level 1 within the fair value hierarchy, and are included in Financial instruments owned, at fair value in the Company's Consolidated Statement of Financial Condition.

Accrued Commissions Receivable, net – Accrued commissions receivable, net of allowance for doubtful accounts, represents the amount due from brokers, dealers, banks and other financial and non-financial institutions for the execution of securities, commodities, foreign exchange, and other derivative brokerage transactions. Pursuant to a factoring agreement (the "Factoring Agreement"), the Company sells commissions receivable aged over 30 days to an affiliate on a non-recourse basis. The Company accounts for the transfer of the commissions receivable to the affiliate under the Factoring Agreement in accordance with ASC 860, *Transfers and Servicing* ("ASC 860"). ASC 860 requires that several conditions be met in order to present the transfer of accounts receivable as a sale. As the Company has isolated the transferred (sold) assets (commissions receivable), has the legal right to transfer the assets; and has sold the assets on a non-recourse basis, effectively relinquishing control of the assets, the transfer qualifies for sale treatment. In addition, as a result of the Factoring Agreement, the Company does not generally record a material allowance for doubtful accounts. See Note 4 – Related Party Transactions for further discussion.

Loans and Other Receivables, from Employees, Net – The Company may enter into agreements with employees to grant bonus and salary advances or other types of loans. These advances and loans are repayable in timeframes outlined in the underlying agreements. The Company reviews loan balances each reporting period for collectability.

Leases – The Company enters into leasing arrangements in the ordinary course of business as a lessee of office space, data centers and office equipment. The Company determines whether an arrangement is a lease at inception. Right-of-use ("ROU") lease assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Other than for leases with an initial term of twelve months or less, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most leases do not provide an implicit rate, the Company uses an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense pertaining to operating leases is recognized on a straight-line basis over the lease term. See Note 10 – Leases for additional information on the Company's leasing arrangements.

Income Taxes – Income taxes are accounted for under ASC 740, Income Taxes, using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the Company's Consolidated Statement of Financial Condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

ASC 740, Income Taxes, clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the Company's Consolidated Statement of Financial Condition. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves.

The Company is a single-member limited liability company and as such is not liable for income tax. The Company has two subsidiaries that operate in a foreign jurisdiction and are subject to tax in that jurisdiction.

Equity-Based and Other Compensation – BGC provides compensation awards to certain employees of the Company in the form of restricted stock units ("RSUs") in BGC, and has previously provided compensation awards to certain employees of the Company in the form of RSU Tax Accounts, which are denominated in cash. Certain of the RSUs entitle the employees to participate in receiving quarterly dividend equivalents from BGC. The Company records an expense for dividend equivalents and for the amortization of the RSUs and RSU Tax Accounts ratably over their applicable vesting periods. In addition, BGC may issue shares of BGC Class A common stock to certain employees as compensation awards, and the Company records an expense for the grant date fair value of the shares issued.

Foreign Currency Transactions and Translation – Assets and liabilities denominated in nonfunctional currencies are converted at rates of exchange prevailing on the date of the Company's Consolidated Statement of Financial Condition, and revenues and expenses are converted at average rates of exchange for the period. Gains and losses on translation of the Statement of Financial Condition of non-U.S. operations into U.S. dollar reporting currency of the Company are presented as part of Members' interest in the Company's Consolidated Statement of Financial Condition.

Segment Information – The Company currently operates in one reportable segment, brokerage services (See Note 11 - Segment Reporting for more information).

Recently Adopted Accounting Pronouncements – In December 2023, the Financial Accounting Standards Board (the "FASB") issued an accounting standards update ("ASU") No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures.* The standard improves the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disaggregated by jurisdiction. The ASU also includes certain other amendments to improve the effectiveness of income tax disclosures. The Company adopted the standard on the required effective date for the Company's Consolidated Statement of Financial Condition issued for annual reporting periods beginning on January 1, 2025. Refer to Note 5—"Income Taxes." The adoption of this guidance did not have an impact on the Company's Consolidated Statement of Financial Condition.

New Accounting Pronouncements – In October 2023, the FASB issued ASU No. 2023-06*, Disclosure Improvements—Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative.* The standard is expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to more easily compare entities subject to the SEC's existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC's regulations. The effective date for the guidance will be the date on which the SEC's removal of the related disclosure from Regulation S-X or Regulation S-K becomes effective. If by June 30, 2027 the SEC has not removed the applicable requirements from Regulation S-X or Regulation S-K, the pending content

of the related amendment will be removed from the Codification and will not become effective for any entity. Management is currently evaluating the impact of the new standard on the Company's Consolidated Statement of Financial Condition.

In July 2025, the FASB issued ASU No. 2025-05, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets*. The standard, which is optional, addresses challenges faced by stakeholders when applying ASC 326, *Financial Instruments—Credit Losses*, to current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, *Revenue from Contracts with Customers*. The amendments allow all entities to elect a practical expedient to assume that the current conditions as of the balance sheet date will remain unchanged for the remaining life of the asset when developing a reasonable and supportable forecast as part of estimating expected credit losses on these assets. The new guidance can be adopted by the Company beginning on January 1, 2026, using a prospective method, and early adoption is permitted. Management is currently evaluating the impact of the new standard on the Company's Consolidated Statement of Financial Condition.

In December 2025, the FASB issued ASU No. 2025-12, *Codification Improvements*. The guidance clarifies, corrects errors in or makes other improvements to a variety of topics in the Codification that are intended to make it easier to understand and apply. The amendments apply to all reporting entities in the scope of the affected accounting guidance. The new guidance will become effective for the Company beginning on January 1, 2027, can be adopted using either a prospective or retrospective method, and early adoption is permitted. Management is currently evaluating the impact of the new standard on the Company's Consolidated Statement of Financial Condition.

2. Derivative Instruments

During the year, the Company entered into principal transactions for futures products to facilitate customer trading activities or to engage in principal trading for the Company's account. As of December 31, 2025, the Company had gross long futures contracts with a fair value of $37,185 and gross short contracts with a fair value of $38,047, in respect of which the net contract value of $862 is included in Receivables from clearing brokers as futures contracts are settled daily.

As of December 31, 2025, the Company had a total notional value of approximately $629,920 for derivative contracts. The fair value of these derivative contracts relates to transactions with one counterparty for which the legal right to offset exists under an enforceable netting agreement. U.S. Generally Accepted Accounting Principles requires that an entity recognize all derivative contracts as either assets or liabilities in the Statement of Financial Condition and measure those instruments at fair value. These contracts are carried at fair value financial instruments and are classified within level 2 of the fair value hierarchy.

3. Commitments and Contingencies

Legal Matters – In the ordinary course of business, various legal actions are brought and are pending against the Company. In some of these actions, substantial amounts are claimed. The Company is also involved, from time to time, in reviews, examinations, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's businesses, which may result in judgments, settlements, fines, penalties, injunctions or other relief.

From time to time, the Company is involved in litigation, claims and arbitrations, relating to various employment matters, including with respect to termination of employment, hiring of employees currently or previously employed by competitors, terms and conditions of employment and other matters. In light of the competitive nature of the brokerage industry, litigation, claims and arbitration between competitors regarding employee hiring are not uncommon.

Legal reserves are established in accordance with the guidance in ASC Topic 450, *Contingencies*, when a material legal liability is both probable and reasonably estimable. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change. The outcome of such items cannot be determined with certainty. As of December 31, 2025, no such claims or actions have been brought against the Company and therefore no reserves were recognized.

4. Related Party Transactions

Cantor and other BGC affiliates provide the Company with administrative services, clearing and settlement services and other support for which they charge the Company based on the cost of providing such services. Such support includes allocations for utilization of fixed assets, accounting, treasury, operations, human resources, clearing, legal and technology services. For the year ended December 31, 2025, the Company was charged by affiliates for such services, and the unpaid balances are included in Payables to related parties in the Company's Consolidated Statement of Financial Condition. In addition, for the year ended December 31, 2025 the Company was charged for allocated rent, utilities, maintenance and other occupancy related costs, and the unpaid balances are included in Payables to related parties in the Company's Consolidated Statement of Financial Condition. As of December 31, 2025, the Company had clearing agreements with Cantor and BGC affiliated broker dealers of which $136 of settlement proceeds were held by the affiliate clearing broker included in Receivables from clearing brokers in the Company's Consolidated Statement of Financial Condition.

For the year ended December 31, 2025, the Company was charged costs related to equity-based compensation awards to employees of the Company, and the unpaid balances are included in Payables to related parties in the Company's Consolidated Statement of Financial Condition.

(In Thousands)

The Company may enter into agreements with employees to grant bonus and salary advances or other types of loans. As of December 31, 2025, the aggregate balance of employee receivables was $7,082 and is included in Loans and other receivables from employees, net in the Company's Consolidated Statement of Financial Condition.

Pursuant to the Factoring Agreement, the Company sells commissions receivable on a monthly basis aged over 30 days to an affiliate on a non-recourse basis. The Company sold commissions receivable of $69,109 for the year ended December 31, 2025. The unpaid balances are included in Payables to related parties in the Company's Consolidated Statement of Financial Condition.

An affiliate of the Company enters into various agreements with certain of its employees whereby these employees received loans which are forgiven over a specified period of time. The forgivable loans are amortized over the term of the service period, which is generally three to four years. The Company is charged for the amortization or forgiveness expense associated with such loans. For the year ended December 31, 2025, the Company recognized costs related to amortization of such awards, and the unpaid balances are included in Payables to related parties in the Company's Consolidated Statement of Financial Condition.

5. Income Taxes

As of December 31, 2025, the Company recorded a deferred tax asset of $299 and a deferred tax liability of $4 which are included in Other assets and Other liabilities, respectively, in the Company's Consolidated Statement of Financial Condition. The deferred tax asset consists primarily of book-tax differences related to deferred compensation. The difference between the effective tax rate and the U.S. federal statutory rate is due primarily to the Company not being subject to US federal and state, and local tax.

The Company has analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction). There were no material unrecognized tax benefits as of December 31, 2025. For the year ended December 31, 2025, the Company did not accrue any interest or penalties related to uncertain tax positions.

The following table discloses cash taxes paid by the Company for the year ended December 31, 2025.

Cash paid during the year for:		
Colombia income taxes	$	922
Total	**$**	**922**

(In Thousands)

6. Compensation

The Company awards BGC RSUs which vest into shares of BGC Class A common stock over a stated vesting schedule to employees. These awards generally vest over an 18 month to 10 year period. The fair value of RSUs held by the Company's employees is based on the market value of Class A common stock on the grant date, adjusted as appropriate based upon the award's ineligibility to receive dividends. The compensation expense is recognized ratably over the vesting period, taking into effect estimated forfeitures.

The Company also awards RSU Tax Accounts, which are settled for cash and issued in connection with RSUs, and are to cover any withholding taxes to be paid when the RSUs vest into shares of BGC Class A common stock. The RSU Tax Accounts vest over a stated vesting schedule. These awards generally vest over an 18 month to 10 year period. The compensation expense is recognized ratably over the vesting period, taking into effect estimated forfeitures and the present value of future cash liabilities.

The Company may issue shares of BGC Class A common stock as compensation awards to employees, and records compensation expense for the grant date fair value of the shares issued.

7. Regulatory Requirements

As a registered introducing broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rules ("Rule 15c3-1"). The Company has elected to compute its net capital using the alternative method, which requires the Company to maintain minimum net capital of $250. As a registered IB with the NFA, GFIS is subject to Regulation 1.17 of the CFTC, which required the Company to maintain minimum net capital equal to the greater of $45, or the amount of net capital required under Rule 15c3-1. As such, the SEC's adjusted net capital is greater than the Regulation 1.17 minimum net capital requirement. At December 31, 2025, the Company had net capital of $30,416 which was $30,166 in excess of its required net capital.

GFIS is also required in accordance with SEC Rule 17a-5(d)(2)(i) and CFTC 1.10(d)(2)(ii) to disclose any changes in liabilities subordinated to claims of general creditors. GFIS did not have any subordinated borrowings during the year ended December 31, 2025.

8. Market and Credit Risk

Guarantees – The Company is a member of various securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member become unable to satisfy its obligations to the clearinghouse or exchange, all other members would be required to meet the shortfall. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no liability was required to be recorded in the Company's Consolidated Statement of Financial Condition.

Risks and Uncertainties – The Company's financing is sensitive to interest rate fluctuations which could have an impact on the Company's overall profitability.

In connection with the factoring of commissions receivable, the Company is generally required to make a variety of customary representations and warranties regarding both the Company itself and the commissions receivable being sold or transferred.

The Company makes such representations and warranties in connection with the sale of its commissions receivable, and will continue to do so in the ordinary course of business. See Note 1– General and Summary of Significant Accounting Policies under Accrued Commissions Receivable, net for further information.

Credit Risk – Credit risk arises from potential non-performance by counterparties. The Company has established policies and procedures to manage the exposure to credit risk, including for any receivables the Company may be collecting on behalf of affiliates. The Company maintains a credit approval process to limit exposure to counterparty risk and employ monitoring to control the counterparty risk for the matched principal businesses. The Company's account opening and counterparty approval process includes verification of key customer identification, anti-money laundering verification checks and a credit review of financial and operating data. The credit review process includes establishing an internal rating and any other information deemed necessary to make an informed credit decision, which may include financials, correspondence, due diligence calls and a visit to the entity's premises, as necessary.

Market Risk – Market risk refers to the risk that a change in the level of one or more market prices, rates, indices or other factors will result in losses for a specified position. The Company may allow certain of its desks to enter into unmatched principal transactions in the ordinary course of business and hold long and short inventory positions. These transactions are primarily for the purpose of facilitating clients' execution needs, adding liquidity to a market or attracting additional order flow. As a result, the Company may have market risk exposure on these transactions. The Company's exposure varies based on the size of its overall positions, the risk characteristics of the instruments

held and the amount of time the positions are held before they are disposed of. All positions held longer than intra-day are marked-to-market.

The Company attempts to mitigate its market risk on these positions by risk limits, holding periods and hedging. However, there is no assurance that these procedures and limits will be effective at limiting unanticipated losses in the future. Adverse movements in the securities positions or a downturn or disruption in the markets for these positions could result in a substantial loss. In addition, principal gains and losses resulting from these positions could on occasion have a disproportionate effect, positive or negative, on the Company's Consolidated Statement of Financial Condition for any particular reporting period.

Operational Risk – In providing a comprehensive array of products and services, the Company may be exposed to operational risk. Operational risk may result from, but is not limited to, errors related to transaction processing, breaches of internal control systems and compliance requirements, fraud by employees or persons outside the Company or business interruption due to systems failures or other events. Operational risk may also include breaches of the Company's technology and information systems resulting from unauthorized access to confidential information or from internal or external threats, such as cyber attacks. Operational risk also includes potential legal or regulatory actions that could arise as a result of noncompliance with applicable laws and/or regulatory requirements. In the case of an operational event, the Company could suffer a financial loss as well as reputational damage.

Foreign Currency Risk – The Company is exposed to risks associated with changes in foreign exchange rates. In addition, changes in the remeasurement of the Company's foreign currency denominated financial assets and liabilities fluctuate with changes in foreign currency rates. The Company monitors the net exposure in foreign currencies on a daily basis and hedges its exposure as deemed appropriate with highly rated major financial institutions.

9. Leases

The Company, acting as a lessee, has operating lease primarily relating to office space and office equipment. The lease has a remaining lease term of 0.1 years, of which include options to extend the leases in 1 to 5 years increments for up to 10 years. Renewal periods are included in the lease term only when renewal is reasonably certain, which is a high threshold and requires management to apply judgment to determine the appropriate lease term. Certain leases also include periods covered by an option to terminate the lease if the Company is reasonably certain not to exercise the termination option. The Company recognizes lease expense for its operating leases on a straight-line basis over the lease term and variable lease expense not included in the lease payment measurement is recognized as incurred. All leases were classified as operating leases as of December 31, 2025.

Pursuant to the accounting policy election, leases with an initial term of twelve months or less are not recognized on the balance sheet.

ASC 842, *Leases* requires the Company to make certain assumptions and judgements in applying the guidance, including determining whether an arrangement includes a lease, determining the term of a lease when the contract has renewal or cancelation provisions, and determining the discount rate.

The Company determines whether an arrangement is or includes a lease at contract inception by evaluating whether the contract conveys the right to the control the use of an identified asset for a period of time in exchange for consideration. If the Company has the right to obtain substantially all of the economic benefits from, and can direct the use of, the identified asset for a period of time, the Company accounts for the identified asset as a lease. The Company has elected the practical expedient to not separate lease and non-lease components for all leases other than real estate leases.

The primary non-lease component that is combined with a lease component is operating expenses such as utilities, maintenance or management fees.

As the rate implicit in the lease is not usually available, the Company uses an incremental borrowing rate ("IBR") based on the information available at the commencement date in determining the present value of lease payments. The Company has elected to use a portfolio approach for the IBR, applying corporate bond rates to the leases. The Company calculated the appropriate rates with reference to the lease term and lease currency. The Company will use information available at the lease commencement date to determine the discount rate for any new leases.

The Company subleases certain real estate to third parties. The value of these commitments was not material to the Company's December 31, 2025 Consolidated Statement of Financial Condition.

As of December 31, 2025, the Company did not have any leases that have not yet commenced but that create significant rights and obligations.

Supplemental information related to the Company's operating lease is as follows:

	Classification in Statement of Financial Condition	As of December 31, 2025
Assets		
Operating lease ROU assets	Other assets	$ 13
Liabilities		
Operating lease liabilities	Accounts payable and accrued liabilities	$ 6

	As of December 31, 2025
Weighted-average remaining lease term	
Operating leases (years)	0.1
Weighted-average discount rate	
Operating leases	5.2 %

The following table shows the Company's maturity analysis of its operating lease liabilities:

Years Ending December 31,	Minimum Lease Payments
2026	$ 6
Total	6
Interest	—
Total	$ 6

The following table shows cash flow information related to lease liabilities:

	As of December 31, 2025
Cash paid for obligations included in the measurement of lease liabilities	
Operating cash flows from operating lease liabilities	19

10. Segment Reporting

The Company's offers its products and services in the Americas[1]. The Company's operations consist of one reportable segment, brokerage services, because the Company is managed on a consolidated basis. The primary activities of the Company's brokerage services segment include inter-dealer brokering of various securities and OTC derivative contracts to broker-dealers and other financial institutions. As of December 31, 2025, the Company has identified BGC's Co-Chief Executive Officers as the chief operating decision maker ("CODM"). Net income is the measure of segment profit most consistent with U.S. GAAP that is regularly reviewed by the CODM to assess financial performance and allocate resources. In evaluating performance and making operating decisions, the CODM reviews net income to set budgets, evaluate margins, review financial results, and to make decisions regarding reinvesting in the business and pursuing other capital deployment activities. The Company's business is based on the products and services provided and reflects the manner in which financial information is evaluated by the CODM.

As of December 31, 2025, the Company had total assets of $103,048. See the Company's Consolidated Statement of Financial Condition for more information.

11. Subsequent Events

The Company has evaluated subsequent events through the date the Consolidated Statement of Financial Condition was issued. There have been no additional material subsequent events that would require recognition in the Consolidated Statement of Financial Condition or disclosure in the notes to the Consolidated Statement of Financial Condition.

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[1] Defined as United States and other countries included in North America and South America.